SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                     Report on Form 6-K dated April 24, 2003
                          Commission File No. 1-14838

                               ------------------

                                     Rhodia
                              (Name of Registrant)

                           26, quai Alphonse Le Gallo
                           92512 Boulogne-Billancourt
                                     France
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.

Enclosure: A press release dated April 23, 2003 announcing Pierre Letzelter's resignation from Rhodia's Board of Directors.

                                     Rhodia





                                                                   PRESS RELEASE


                          PIERRE LETZELTER RESIGNS FROM
                            RHODIA BOARD OF DIRECTORS





Paris, April 23, 2003 - Rhodia announced today the resignation of Pierre Letzelter from Rhodia's Board of Directors for personal reasons.

Pierre Letzelter was named during the October 25, 2002 Board of Directors meeting and his appointment would have been submitted for ratification at the Annual Shareholders Meeting of April 29, 2003.





Rhodia is one of the world's leading manufacturers of specialty chemicals. Providing a wide range of innovative products and services to the consumer care, food, industrial care, pharmaceuticals, agrochemicals, automotive, electronics and fibers markets, Rhodia offers its customers tailor-made solutions based on the cross-fertilization of technologies, people and expertise. Rhodia subscribes to the principles of Sustainable Development communicating its commitments and performance openly with stakeholders. Rhodia generated net sales of (euro)6.6 billion in 2002 and employs 24,500 people worldwide. Rhodia is listed on the Paris and New York stock exchanges.






Contacts

Press Relations
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Jean-Christophe Huertas                      01 55 38 42 51
Lucia Dumas                                  01 55 38 45 48

Investor Relations
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Marie-Christine Aulagnon                     01 55 38 43 01
Fabrizio Olivares                            01 55 38 41 26

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, Rhodia has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            Rhodia


Date:  April 24, 2003                       By:  /s/ Pierre Prot
                                                -----------------------
                                                Name:  Pierre Prot
                                                Title: Chief Financial Officer